

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

<u>Via E-Mail</u>
Amit S. Dang, Chief Executive Officer
International Energy, Inc.
1200 G Street, NW, Suite 800
Washington, DC 20005

> **Re: International Energy, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement**
> **on Form S-1**
> **Filed April 26, 2011**
> **File No. 333-151828**

Dear Mr. Dang:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note that your Form S-1 registration statement became effective on July 17, 2009 and that you have not filed any post effective amendments since the Form S-1 became effective until April 26, 2011. Please explain why you are filing a post effective amendment at this time and why you did not previously file a post-effective amendment. We also note that the financial statements contained in the prospectus became out of date in accordance with Section 10(a)(3) of the Securities Act of 1933 prior to the filing of the subject post-effective amendment. Please tell us whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current, and tell us what steps you have taken to determine whether there were any offers or sales during this period.

2. Please update your financial information for the fiscal year ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Attorney, at (202) 551-3342, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director